                           UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549

                            SCHEDULE 13D

             Under the Securities Exchange Act of 1934



                          SunAmerica Inc.
                         ------------------
                          (Name of Issuer)


                            Common Stock
                   ------------------------------
                   (Title of Class of Securities)


                            866 930 10 0
                          ----------------
                           (CUSIP Number)


                            Cindy Quane
                      1999 Avenue of the Stars
                             Suite 3170
                   Los Angeles, California 90067
                           (310) 843-3680
      --------------------------------------------------------
      (Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications)


                            June 7, 1996
      -------------------------------------------------------
      (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or
(4), check the following box / /.

Check the following box if a fee is being paid with the statement
/ /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)



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                            Schedule 13D

CUSIP No. 866 930 10 0
          ------------

1.    Names of Reporting Persons S.S. or I.R.S. Identification No.
      of above persons:

             Cindy Quane, as Trustee for
             The Eli and Edythe L. Broad 1980 Family Trust,
                          I.D.# 95-2736207 and
             The Eli Broad 1983 Trust, I.D.# 95-6804217

2.    Check Appropriate Box if a member of a group: (a) / /
                                                    (b) / /

3.    SEC use only:

4.    Source of funds:  OO

5. Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e): / /

6.    Citizenship or place of organization:  U.S.A.

7.    Sole voting power:  3,230,662

8.    Shared voting power:  -0-

9.    Sole dispositive power:  3,230,662

10.   Shared dispositive power:  -0-

11. Aggregate amount beneficially owned by each reporting person:

      3,230,662

      Of these shares, 2,386,812 are held in the form of Common
      Stock, and 843,750 are held in the form of Nontransferable
      Class B Stock, which is convertible share for share at any time into Common Stock ("Class B Stock").

12. Check box if the aggregate amount in Row (11) excludes certain shares: / /

13.   Percent of Class represented by amount in Row (11):

      Common Stock (assuming conversion of Class B Stock to
                   Common Stock)        5.86%

      Class B Stock                    15.54%

14.   Type of reporting person:  IN



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                           SCHEDULE 13 D

                          SUNAMERICA INC.

      This Schedule 13D is filed on behalf of Cindy Quane, as Trustee, for The Eli and Edythe L. Broad 1980 Family Trust and The Eli Broad 1983 Family Trust (the "Reporting Person"), relating to the Common Stock ($1.00 par value) of SunAmerica Inc. in the respects hereinafter set forth.


ITEM 1 -     Security and Issuer
             -------------------

             Common Stock $1.00 par value of SunAmerica Inc., 1
SunAmerica Center, Los Angeles, California  90067-6022.

ITEM 2 -     Identity and Background
             -----------------------

             (a)   Name:   Cindy Quane

             (b)   Business Address:  1999 Avenue of the Stars,
                   Suite 3170, Los Angeles, California 90067-
                   6022

             (c)   Principal Employment:  Financial Advisor

             (d)   Criminal Proceedings:  None

             (e)   Civil Proceedings:  None

             (f)   Citizenship:  U.S.A.

ITEM 3 -     Source and Amount of Funds or Other Consideration
             -------------------------------------------------

             Under that certain Share Exchange Agreement dated as of January 12, 1996 among SunAmerica Inc., hereinafter referred to as the "Issuer", Stanford Ranch, Inc., a Delaware corporation, and the shareholders of Stanford Ranch, Inc., a California corporation, including The Eli and Edythe L. Broad 1980 Family Trust (the "1980 Trust"), the Issuer issued 2,862,500 shares of Common Stock, $1 par value ("Common Stock") in exchange for all of the outstanding shares of common stock of Stanford Ranch, Inc. (the "Share Exchange").

      Under the Share Exchange, the Reporting Person, on behalf of the 1980 Trust, acquired 1,880,662 shares of Common Stock in exchange for the Reporting Person's shares on Stanford Ranch, Inc.


ITEM 4 -     Purpose of Transaction
             ----------------------

             The Reporting Person may, subject to market and other conditions, purchase additional shares of the Issuer, dispose of

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some or all of his shares, or consider the possibility of any such plan or proposal from time to time in amounts not yet determined. The Reporting Person does not have any plans or proposals with respect to the matters set forth in (a) through (j) of Item 4 of
Schedule 13D.

ITEM 5 -     Interest in Securities of the Issuer
             ------------------------------------

             (a) The Reporting Person, as Trustee to the 1980 Trust and The Eli Broad 1983 Family Trust (the "1983 Trust"), beneficially owns an aggregate of 3,230,662 shares of Common Stock and Class B Stock, which is approximately 5.86% of the outstanding shares (based upon 55,087,397 shares of Common Stock outstanding as of June 7, 1996, which amount assumes conversion of Reporting Person's 843,750 Class B stock, which shares are convertible at any time to Common Stock on a share for share basis). Of the 3,230,662 shares, 2,386,912 are Common Stock of which 506,250 shares are registered in the name of the 1983 Trust, of which the Reporting Person as Trustee has sole voting and dispositive powers, and 1,880,662 shares are registered in the name of the 1980 Trust, of which the Reporting Person as Trustee has sole voting and dispositive powers; and 843,750 are Class B Stock registered in the name of the 1983 Trust, of which the Reporting Person as Trustee has sole voting and dispositive powers.

             (b)   Of the aggregate 3,230,662 shares of Common
                   Stock and Class B Stock, the Reporting Person has sole voting and dispositive powers over 3,230,662 shares.

             (c)   Refer to Item 3 for description of the
                   Reporting Person's transaction in the
                   securities reported.

             (d)   Not applicable.

             (e)   Not applicable.

ITEM 6 -     Contracts, Arrangements, Understandings and
             Relationships with Respect to Securities of the Issuer.

             None.

ITEM 7 -     Material to be Filed as Exhibits.

             The Share Exchange Agreement among SunAmerica Inc.,
Stanford Ranch, Inc., a Delaware corporation and the shareholders of Stanford Ranch, Inc., a California corporation, contained in the

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Notice of SunAmerica Inc. 1996 Annual Meeting of Shareholders and
Proxy Statement filed with the Securities and Exchange Commission on January 16, 1996 is incorporated by referenced herein.



                             SIGNATURES

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                         /s/ Cindy Quane

                         -------------------------------
                         Cindy Quane, As Trustee for
                         The Eli and Edythe L. Broad
                         Family Trust and
                         The Eli Broad 1983 Family
                         Trust


Dated: July 25, 1996